

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2021

Joseph R. Mitchell
Chief Executive Officer
PHOENIX MOTOR INC.
1500 Lakeview Loop
Anaheim, CA, 92807

> **Re: PHOENIX MOTOR INC.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted October 4, 2021**
> **File No. 377-05406**

Dear Mr. Mitchell:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

General

1.   We note your response to prior comment 18 that "substantially all members of SPI's executive team including CEO and COO are based outside of China, and substantially all of SPI's business operations are outside of China." Please confirm whether your reference to "China" includes Hong Kong. Please also provide further detail to explain what you mean by "substantially" and describe the nature of your operations in China and/or Hong Kong.

You may contact SiSi Cheng at 202-551-5004 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Perry Hindin at 202-551-3444 or Anne Parker at 202-551-3611 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: David C. Fischer